Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 1, 2008

List of materials

Documents attached hereto:


i) Press release announcing Executive Appointments



                                                         Sony Corporation
                                                         1-7-1 Konan
                                                         Minato-ku
                                                         Tokyo 108-0075

                                                         March 31, 2008
                                                         No. 08-042E

                             Executive Appointments


Tokyo, Japan - Sony Corporation has announced the following Executive appointments.

Member of the Board to Retire (as of March 31st)
-----------------------------
Hirobumi Kawano


Executive Appointments (as of April 1st)
----------------------
Hidenosuke Kanai         Appointed in charge of Corporate Production Strategies
 SVP,                    (Continues as Deputy President of Video Business Group)
 Corporate Executive

(TV Business Group)
Hiroshi Yoshioka         Appointed as President
 SVP,                    (Currently President of Audio Business Group)
 Corporate Executive

(Audio Business Group)
Katsumi Ihara                Appointed as President
 Executive Deputy President, (Continues as officer in charge of Consumer
 Representative Corporate    Products Group)
  Executive Officer

(Corporate R&D)
Keiichiro Shimada        Appointed as President of A3 Research Center
 SVP,                    (Continues as President of Technology Development
                          Group,
 Corporate Executive     Senior General Manager of Consumer Products Group
                         UI Center)

Tetsujiro Kondo          Appointed as General Manager of SS-A3 Project
 SVP,                    Department
 Corporate Executive